Exhibit (a)(1)(vi)

NOTICE TO PARTICIPANTS IN THE
COVENANT TRANSPORTATION GROUP 401(K) & PROFIT SHARING PLAN

In Connection With
Offer to Purchase for Cash
Up to $40.0 Million in Value of Shares of Class A Common Stock
of Covenant Logistics Group, Inc.
at a Cash Purchase Price not greater than $23.00 nor less than $21.00 Per Share
Pursuant to the Offer to Purchase Dated August 9, 2021
by Covenant Logistics Group, Inc.

IMMEDIATE ATTENTION REQUIRED
August 9, 2021
Re: Tender Offer for Shares of Covenant Logistics Group, Inc.
Dear Plan Participant:
Our records reflect that, as a participant in the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”), a portion of your individual account is invested in the Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund (the “Stock Fund”). Covenant Logistics Group, Inc., a Nevada corporation (the “Company”), has initiated an offer to purchase (the “Offer”) up to Forty Million Dollars ($40,000,000) of outstanding Class A common stock, par value $0.01 per share (the “Shares”), of the Company at a purchase price of not greater than $23.00 nor less than $21.00 per Share in cash. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Plan.
Enclosed are tender offer materials and a Tender Offer Instruction Form that require your immediate attention. As described below, you have the right to instruct Transamerica, the Plan’s Recordkeeper (the “Recordkeeper”) whether or not to tender Shares attributable to your investment in the Stock Fund under the Plan. There will be no fee to you for instructing the Recordkeeper to tender your Shares held in the Plan.
To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the following materials about the Offer that are enclosed with this letter:
1.	Offer to Purchase dated August 9, 2021;
2.	a Tender Offer Instruction Form; and
3.	a reply envelope.
You will need to complete the enclosed Tender Offer Instruction Form and return it to Computershare Trust Company, N.A., the tabulator for the tender offer (“Tabulator”), in the return envelope provided so that it is RECEIVED by 5:00 p.m., New York City time, on September 1, 2021, unless the Offer is extended. If the Offer is extended, the deadline for receipt of your instructions will be at 5:00 p.m., New York City time, on the third business day prior to the new expiration date of the Offer, as extended.
The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for directing the Recordkeeper regarding the Offer. You should also review the more detailed explanation of the Offer provided in the Offer to Purchase.
BACKGROUND
The Offer is made pursuant to an Offer to Purchase dated as of August 9, 2021 (the “Offer to Purchase”) by the Company.

The Offer applies to all outstanding Shares, including the Shares held by the Plan in the Stock Fund. As of August 5, 2021, the Plan held approximately 295,730 Shares in the Stock Fund (the “Stock Fund Shares”).  Only the Recordkeeper can tender these Stock Fund Shares in the Offer. Nonetheless, as a participant under the Plan, you have the right to direct the Recordkeeper whether to tender some or all of the Shares attributable to your individual account in the Plan.  The Recordkeeper will tender Shares attributable to participant accounts solely in accordance with participant instructions, and the Recordkeeper will not tender Shares attributable to participant accounts for which it does not receive timely or complete instructions. Each of the Recordkeeper, the Company, Covenant Transport, Inc., the Plan’s Administrator (the “Plan Admin”) the members of the Company’s Board of Directors, the Depositary and the Information Agent makes no recommendation regarding the Offer. EACH PARTICIPANT MUST DECIDE WHETHER OR NOT TO TENDER SHARES.
LIMITATIONS ON FOLLOWING YOUR DIRECTION
The enclosed Tender Offer Instruction Form allows you to specify the percentage of Shares attributable to your account that you wish to tender and the price or prices at which you want to tender Shares attributable to your account. As detailed below, when the Recordkeeper tenders Shares on behalf of the Plan, it may be required to tender Shares on terms different than those set forth on your Tender Offer Instruction Form.
The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the sale of Shares to the Company for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. The Recordkeeper will determine “adequate consideration,” based on the prevailing or closing market price of the Shares on the NASDAQ Global Select Market, on or about the date the Shares are tendered by the Recordkeeper (the “prevailing market price”). Accordingly, depending on the prevailing market price of the Shares on such date, the Recordkeeper may be unable to follow participant directions to tender Shares to the Company at certain prices within the offered range. The Recordkeeper will tender or not tender Shares as follows:
•
If the prevailing market price is greater than the maximum tender price offered by the Company ($23.00 per Share), notwithstanding your direction to tender Shares in the Offer, the Shares will not be tendered.

•
If the prevailing market price is lower than the price at which you direct Shares be tendered, the Recordkeeper will follow your direction both as to percentage of Shares to tender and as to the price at which such Shares are tendered.

•
If the prevailing market price is greater than the price at which you direct the Shares to be tendered but within the range of $21.00 to $23.00, the Recordkeeper will follow your direction regarding the percentage of Shares to be tendered, but will increase the price at which such Shares are to be tendered to the lowest tender price that is not less than the prevailing market price.

•
If the prevailing market price is within the range of $21.00 to $23.00, for all Shares directed to be tendered at the “per Share purchase price to be determined under the tender offer,” the Recordkeeper will tender such Shares at the lowest tender price that is not less than the prevailing market price.

Unless otherwise required by applicable law, the Recordkeeper will not tender Shares attributable to participant accounts for which it has not received a completed Tender Offer Instruction Form or for which it has received a direction not to tender pursuant to the Tender Offer Instruction Form. Neither the Recordkeeper nor the Plan Admin make any recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.
CONFIDENTIALITY
To assure the confidentiality of your decision, Tabulator will collect participant instructions and forward the information to the Recordkeeper. Neither Tabulator nor the Recordkeeper and its affiliates and agents will make the results of your individual instruction available to the Company.

PROCEDURE FOR DIRECTING RECORDKEEPER
Enclosed is a Tender Offer Instruction Form which may be completed and returned to Tabulator. For purposes of determining the number of Shares attributable to participant accounts to be tendered in the Offer, the Recordkeeper will apply your instructions to the number of Shares attributable to your account as of the expiration date of the Offer; as such expiration date may be extended.
If you do not properly complete and return the Tender Offer Instruction Form by the deadline specified, subject to any extensions of the Offer, Shares attributable to your account will be considered uninstructed and will not be tendered in the Offer.
To properly complete your Tender Offer Instruction Form, you must do the following:
(1) On the face of the Tender Offer Instruction Form, check Box 1 or 2. CHECK ONLY ONE BOX:
•	CHECK BOX 1 if you want ALL of the Shares attributable to your individual account tendered (or offered) for sale in accordance with the terms of the Offer.
•
CHECK BOX 2 if you want to tender a portion of the Shares attributable to your individual account in the Plan. Specify the percentage (in whole numbers) of Shares attributable to your individual account that you want to tender for sale in accordance with the terms of this Offer. If this amount is less than 100%, you will be deemed to have instructed the Recordkeeper NOT to tender the balance of the Shares attributable to your individual account under the Plan.

(2) Date and sign the Tender Offer Instruction Form in the space provided.
(3) Return the Tender Offer Instruction Form in the enclosed return envelope so that it is RECEIVED by Tabulator at the address on the return envelope P.O. Box 43011, Providence, RI 02940-3011 not later than 5:00 p.m., New York City time, on September 1, 2021, unless the Offer is extended. If the Offer is extended, the deadline for receipt of your Tender Offer Instruction Form will be the third business day prior to the expiration of the Offer, as extended. If you wish to return the form by overnight mail, please send it to Computershare Trust Company, N.A., Attn: Corporate Actions Voluntary Offer, Suite V, 150 Royall Street, Canton MA 02021.
Your instructions will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on September 1, 2021.  As described in the Offer to Purchase, the Company has the right to extend the Offer for certain periods. If the Offer is extended, the deadline for receipt of your notice of withdrawal will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended. Any extensions of the expiration date for the Offer will be publicly announced by the Company.  In the event of an announced extension, you may call (402) 435-3223 to obtain information on any new Plan participant instructions deadline.
In order to make an effective withdrawal of your instructions, you must submit a new Tender Offer Instruction Form, which may be obtained by calling the Information Agent at (888) 607-9107. Upon receipt of a new, completed, signed and dated Tender Offer Instruction Form, your previous instructions will be deemed cancelled. Please note that the last properly completed Tender Offer Instruction Form timely received from a participant will be followed.
After the deadline for providing instructions to Tabulator, Tabulator will complete the tabulation of all instructions and forward the information to the Recordkeeper, and the Recordkeeper will tender the appropriate number of Shares on behalf of the Plan. Subject to the satisfaction of the conditions described in the Offer to Purchase, the Company will buy up to Forty Million Dollars ($40,000,000) of the Shares that are properly tendered through the Offer. Any Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

The preferential treatment of holders of fewer than 100 Shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of Stock Fund Shares held within their individual accounts. Likewise, the conditional tender of Shares, as described in the Offer to Purchase, will not apply to the participants in the Plan.
INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.
EFFECT OF TENDER OFFER ON YOUR ACCOUNT
In order to process the Offer in the Plan, a suspension of activity in the Stock Fund Shares is required for those who participate in the Offer. If you do not participate in the Offer, activity will not be suspended. If you participate in the Offer, we currently anticipate that this suspension of transactions will last through approximately September 10, 2021. This suspension of transactions will apply to ALL Stock Fund Shares attributable to your Plan account, even if you elect to tender less than 100% of the Stock Fund Shares. Additionally, if you direct the Recordkeeper to tender some or all of your Stock Fund Shares, any outstanding orders to sell Stock Fund Shares will be cancelled. Please note that cancelled sell orders will not automatically be reinstated; participants who wish to establish a new sell order after the Offer or after an extension of the Offer must initiate such action themselves. In the event that the Offer is extended, the suspension on transactions involving the Stock Fund Shares may, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time a new suspension on these transactions involving the Stock Fund Shares will commence.
During the period of the freeze, participants in the Offer will be unable to diversify investments in the Stock Fund Shares and any new contributions will be allocated to participant Plan accounts and invested in your Plan’s default investment option, also known as a Qualified Default Investment Alternative (“QDIA”), which was selected for you in accordance with section 404(c)(5) of ERISA and other legal regulations, as discussed below. Because during the period of the freeze such participants will be unable to conduct certain transactions, it is very important that you review and consider the appropriateness of your current investments in light of your inability to diversify those investments during the period of the freeze. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the Stock Fund Shares, as individual securities, including the Stock Fund Shares, tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the period of the freeze, and you would not be able to direct the sale of such stocks from your account during the period of the freeze.
The period of the freeze is considered a “blackout period” under Federal law. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. There is an exception to this 30-day rule where such advance notice is not possible due to events beyond the reasonable control of the Recordkeeper. In this case, the tender offer was publicly announced on August 9, 2021 and is scheduled to end with respect to settled Shares held by the Plan as of 5:00 p.m., New York City time, on September 1, 2021. In order to process tender directions, it is required that the blackout period must begin on September 1, 2021. As the administratively required blackout period for the Plan will begin less than 30 days after the date of the public announcement of the Offer, it was not possible to furnish 30 days advance notice.
IF THE OFFER IS COMPLETED
If the Offer is completed, all Shares properly tendered will be exchanged for not greater than $23.00 nor less than $21.00 per Share in cash.
Cash proceeds received by the Plan from the Offer will be allocated to participant Plan accounts and invested in your Plan’s QDIA, as discussed in more detail below. You may redirect those funds at any time to any of the investment funds available under the Plan by calling the Recordkeeper at (800) 755-5801 or accessing your account on the Recordkeeper Web site at www.transamerica.com/portal/home.  The cash proceeds received by the Plan and allocated to your Plan account in the Offer will not be subject to taxation at the time allocated as they will not be distributed by the Plan to you, but will remain in your Plan account subject to Plan rules on withdrawal and distribution.

IF THE OFFER IS NOT COMPLETED
If the Offer is not completed, stockholders will not receive any payment for their Shares in connection with the Offer.  Any Shares that you directed the Recordkeeper to tender would continue to be credited to your Plan account in the Stock Fund.
SHARES OUTSIDE THE PLAN
If you hold Shares directly, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct the Recordkeeper to tender or not tender the Shares attributable to your individual account under the Plan. The instructions to tender or not tender Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter on the Tender Offer Instruction Form. Similarly, the enclosed Tender Offer Instruction Form may not be used to tender non- Stock Fund Shares.
TAX CONSEQUENCES
While you will not recognize any immediate tax gain or loss as a result of the tender and sale of any Shares credited to your account in the Plan, the tax treatment of future distributions from the Plan may be impacted. Tender offer proceeds will be subject to all applicable taxes at the time you receive a distribution from the Plan. We encourage you to consult your tax advisor concerning your decision to participate in the Offer and possible tax ramifications.
QUALIFIED DEFAULT INVESTMENT ALTERNATIVE
If funds are automatically invested in the QDIA, as discussed above, even though you did not make an affirmative investment election, the Plan fiduciary is not liable for any losses that result from investing your assets in the QDIA. This relief from liability applies whether or not the plan is intended to be a 404(c) plan. Your proceeds will be invested in the QDIA, American Funds Target Date Funds series, which is a group of single target date funds; based on your assumed retirement age of 65.
Fund Family Name	Year in Which You Turn 65
American Funds 2010 Trgt Date Retire R6	2012 or earlier
American Funds 2015 Trgt Date Retire R6	from 2013 to 2017
American Funds 2020 Trgt Date Retire R6	from 2018 to 2022
American Funds 2025 Trgt Date Retire R6	from 2023 to 2027
American Funds 2030 Trgt Date Retire R6	from 2028 to 2032
American Funds 2035 Trgt Date Retire R6	from 2033 to 2037
American Funds 2040 Trgt Date Retire R6	from 2038 to 2042
American Funds 2045 Trgt Date Retire R6	from 2043 to 2047
American Funds 2050 Trgt Date Retire R6	from 2048 to 2052
American Funds 2055 Trgt Date Retire R6	from 2053 to 2057
American Funds 2060 Trgt Date Retire R6	2058 or later

These Target Date Fund options generally invest in a mix of stocks, bonds, cash equivalents, and potentially other asset classes, either directly or via underlying investments, and may be subject to all of the risks of these asset classes. The allocations become more conservative over time: the percentage of assets allocated to stocks will decrease while the percentage allocated to bonds will increase as the target date approaches. The higher the allocation is to stocks, the greater the risk. The principal value of the investment option is never guaranteed, including at and after the target date.
FURTHER INFORMATION
If you require additional information concerning the procedure to tender Shares attributable to your individual account under the Plan, please call (402) 435-3223. If you require additional information concerning the terms and conditions of the Offer, please call Georgeson LLC, the information agent for the Offer, at (888) 607-9107.

TENDER OFFER INSTRUCTION FORM
COVENANT LOGISTICS GROUP, INC.
BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ
THE ACCOMPANYING INFORMATION
In response to the offer by Covenant Logistics Group, Inc. (the “Company”) announced on August 9, 2021, an offer to purchase (the “Offer”) up to Forty Million Dollars ($40,000,000) of the outstanding Class A common stock, par value $0.01 per share (the “Shares”), of the Company at a cash purchase price of not greater than $23.00 nor less than $21.00 per Share in cash upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase dated August 9, 2021, I hereby instruct Transamerica, the Recordkeeper (the “Recordkeeper”) of the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”) to tender or not to tender the Shares allocated to my account under the Plan in response to the Offer as follows (PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF FORM—If more than one box is checked below your election may be disregarded):

1.	☐	YES. I DIRECT THE RECORDKEEPER TO TENDER ALL OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE OFFER AT THE PRICE CHECKED BELOW.

2.	☐	YES. I DIRECT THE RECORDKEEPER TO TENDER A PORTION (1%- 99%, WHOLE PERCENTAGE ONLY) OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE OFFER AT THE PRICE CHECKED BELOW. If you fail to insert a (whole) percentage, your election will be treated as an election NOT to tender any of your Shares.
☐ $21.00	☐ $21.50	☐ $22.00	☐ $22.50	☐ $23.00
☐ $21.25	☐ $21.75	☐ $22.25	☐ $22.75
If you have previously made an election and wish to withdraw, please check the box below:
3.	☐	I hereby instruct the Recordkeeper to withdraw, from the Offer to Purchase dated August 9, 2021, all Shares in my Plan Account that I previously instructed the Recordkeeper to tender on my behalf.
Regardless of the manner in which they are submitted, Tender Offer Instructions that are not timely received, and those received without a box checked above or with more than one box checked or unsigned will be treated as an instruction not to tender Shares.
You must submit your written instructions by mailing this completed form promptly in the enclosed envelope.
Via Overnight Mail:	Via Mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn Corporate Actions Voluntary Offer	Attn Corporate Actions Voluntary Offer
150 Royall Street, Suite V	P.O. Box 43011
Canton, MA 02021	Providence, RI 02940-3011
YOUR INSTRUCTIONS, HOWEVER SUBMITTED, MUST BE RECEIVED NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 1, 2021 (OR, IF THE OFFER IS EXTENDED, ON THE THIRD BUSINESS DAY PRIOR TO THE EXPIRATION OF THE OFFER, AS EXTENDED).  IF YOUR INSTRUCTIONS ARE NOT RECEIVED BY THIS DEADLINE, YOUR SHARES WILL NOT BE TENDERED.

Signature	Date

Print Name	Daytime Phone Number

Back to Schedule TO-I